SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

AÉROPOSTALE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007865108

(CUSIP Number)

May 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

SCHEDULE 13G

CUSIP No. 007865108

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Aria Partners GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,503,300

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,503,300

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,503,300

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%

12	Type of Reporting Person OO – Limited Liability Company

SCHEDULE 13G

CUSIP No. 007865108

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Dana D. Messina

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 175,300

	6	Shared Voting Power 11,503,300

	7	Sole Dispositive Power 175,300

	8	Shared Dispositive Power 11,503,300

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,678,600

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.7%

12	Type of Reporting Person IN

Item 1	(a).	Name of Issuer: Aéropostale, Inc. (the “Issuer”)
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 112 West 34th Street, 22nd Floor New York, NY 10120

Item 2	(a).

Names of Persons Filing:

This statement is being filed (a) by Dana D. Messina with respect to shares of Common Stock (the “Common Stock”) of the Issuer directly owned by him and (b) by the following persons with respect to shares of Common Stock directly owned by Aria Master Fund Ltd. (the “Master Fund”), Aria Partners LP (the “LP Fund”), and third party accounts managed by Aria Partners GP LLC (the “Accounts”):

(i)     Aria Partners GP LLC, a Delaware limited liability company and the (x) General Partner of the Master Fund and the LP Fund and (y) investment manager to the Master Fund, the LP Fund and the Accounts; and

(ii)    Dana D. Messina, the Managing Member of Aria Partners GP LLC.

Item 2	(b).	Address of Principal Business Office: The principal business office for each filing person is 11150 Santa Monica Blvd., Suite 700, Los Angeles, CA 90025.
Item 2	(c).	Citizenship: Aria Partners GP LLC is an entity formed in the State of Delaware. Dana D. Messina is a citizen of the United States of America.
Item 2	(d).	Title of Class of Securities: Common Stock, $0.01 par value per share.
Item 2	(e).	CUSIP Number: 007865108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act;
	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)

Amount beneficially owned:

The number of shares of Common Stock outstanding is assumed to be 79,513,643, which is the number of shares referred to by the Company in its Quarterly Report on Form 10-Q for the period ended May 2, 2015.

Dana D. Messina and Aria Partners GP LLC together beneficially own 143,300 shares of Common Stock and 11,535,300 shares of Common Stock subject to options exercisable within 60 days of this statement.

Aria Partners GP LLC shares voting power and dispositive power over 93,300 shares of Common Stock and 11,410,000 shares of Common Stock subject to options exercisable within 60 days of this statement.

Dana D. Mesina (i) has sole voting power and dispositive power over 50,000 shares of Common Stock and 125,300 shares of Common Stock subject to options exercisable within 60 days of this statement and (ii) shares voting power and dispositive power over 93,300 shares of Common Stock and 11,410,000 shares of Common Stock subject to options exercisable within 60 days of this statement.

(b)

Percent of class:

Dana D. Mesina and Aria Partners GP LLC have aggregate benefical ownership over approximately 14.688% of all shares of outsanding Common Stock.

Aria Partners GP LLC has shared voting power and dispositive power over approximately 14.467% of all shares of outstanding Common Stock.

Dana D. Mesina has (i) sole voting power and dispositive power over 0.220% of all shares of outsanding Common Stock and (ii) shared voting power and dispostive power over 14.467% of all shares of outstanding Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Dana D. Messina and Aria Partners GP LLC.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2015

ARIA PARTNERS GP LLC

By:	/s/ Dana Messina
Dana D. Messina, Managing Member

DANA D. MESSINA

By:	/s/ Dana Messina
Dana D. Messina

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Aéropostale, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 24 day of July, 2015.

ARIA PARTNERS GP LLC

By:	/s/ Dana Messina
Dana D. Messina, Managing Member

DANA D. MESSINA

By:	/s/ Dana Messina
Dana D. Messina